EXHIBIT 4.3
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED
PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

Asure Software, Inc. (“Asure,” “we” or “our”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its common stock, par value $0.01 per share (“Common Stock”), currently listed on the Nasdaq Capital Market. In addition, holders of Common Stock have the right to purchase Series A Junior Participating Preferred Stock (the “Series A Stock”). The following is a summary of the material terms of the Common Stock and the Series A Stock. This summary is qualified in its entirety by reference to Asure’s Restated Certificate of Incorporation, as amended by the Certificate of Amendment to Certificate of Incorporation (the “Charter”) and Third Amended and Restated By-laws, as amended by Amendments No. 1 and No. 2 to the Third Amended and Restated Bylaws (the “By-laws”). The Charter is incorporated herein by reference as Exhibits 3.1 and 3.2 to Asure’s Annual Report on Form 10-K of which this Exhibit 4.3 is a part. The By-laws are incorporated herein by reference as Exhibits 3.3, 3.4, and 3.5 to Asure’s Annual Report on Form 10-K of which this Exhibit 4.3 is a part. We encourage you to read the Charter, the By-laws and applicable provisions of the Delaware General Corporation Law (the “DGCL”) for additional information.

General

Our authorized capital stock consists of 44,000,000 shares of Common Stock, $0.01 par value per share, and 1,500,000 shares of preferred stock, $0.01 par value per share.

Common Stock

Voting Rights

The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights.

Dividends

Subject to limitations under the DGCL and preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive ratably those dividends, if any, as may be declared by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, the holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of or provision for all of our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Rights and Preferences

Holders of Common Stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the Common Stock.

Transfer Agent and Registrar

The transfer agent and registrar for our Common Stock is Equiniti Trust Company LLC.

Preferred Stock

We currently have authorized 1,500,000 shares of preferred stock, $0.01 par value per share. Of those shares, we have designated 350,000 shares of Series A Junior Participating Preferred Stock, none of which shares are outstanding. The balance of our preferred stock is undesignated.

EXHIBIT 4.3
Series A Junior Participating Preferred Stock and Related Rights

We previously declared a dividend per share of Common Stock of one right (a “Right”) to purchase from us one one‑thousandth of a share of Series A Stock at a price of $1.7465 per one thousandth of a share of Series A Stock, subject to adjustment (the “Exercise Price”). The Rights are not exercisable until the Distribution Date referred to below. Until the Rights are exercised, the Rights holders will not have rights as our stockholders, including, without limitation, the right to vote or to receive dividends. The description and terms of the Rights are described in the Fourth Amended and Restated Rights Agreement between Equiniti Trust Company LLC and us, dated effective October 28, 2025, which we have previously filed with the SEC and which is incorporated by reference as Exhibit 4.2 to Asure’s Annual Report on Form 10-K. We qualify the following summary by reference to the Fourth Amended and Restated Rights Agreement.

The Fourth Amended and Restated Rights Agreement imposes a significant penalty upon any person or group that acquires 4.9% or more (but less than 50%) of our outstanding Common Stock without the prior approval of our board.

The Rights become exercisable, if at all, ten days after a public announcement by us that a person or group has become an Acquiring Person. Until that date (the “Distribution Date”), our Common Stock certificates will evidence the Rights and will contain a notation to that effect. Any transfer of shares of Common Stock prior to the Distribution Date will constitute a transfer of the associated Rights. If the Rights become exercisable, each Right will allow its holder to purchase from us one one‑thousandth of a share of Series A Stock for a purchase price of $1.7465. Each fractional share of Series A Stock would give the stockholder approximately the same dividend, voting and liquidation rights as one share of Common Stock. After the Distribution Date, the Rights will separate from the Common Stock and be evidenced by a Rights certificate, which we will mail to all holders of the Rights that are not void.

In addition, if a person or group becomes an Acquiring Person after the Distribution Date or already is an Acquiring Person and acquires more shares after the Distribution Date, all holders of Rights, except the Acquiring Person, may exercise their rights to purchase a number of shares of Common Stock (in lieu of Series A Stock) with a market value of twice the Exercise Price, upon payment of the purchase price.

Although we issued the Rights in an attempt to preserve our net operating loss carryforwards for tax purposes (which we cannot assure), the Rights have certain anti‑takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us on terms not approved by our board. We do not expect that the Rights will interfere with any merger or other business combination approved by our board since we may redeem the Rights at the Redemption Price prior to the date ten days after the public announcement that a person or group has become the beneficial owner of 4.9% or more of the Common Stock. Further, we may exclude from the calculation of beneficial ownership any securities which a person or any of such person’s affiliates may be deemed to have the right to acquire pursuant to any merger or other acquisition agreement between such person and us if our board has approved such agreement prior thereto.

The transfer agent and registrar for our Series A Stock is Equiniti Trust Company LLC.
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